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                                January 26, 2021

       Ezra Levine
       Chief Executive Officer
       Collectable Sports Assets, LLC
       333 Westchester Avenue, Suite W2100
       White Plains, NY 10604

                                                        Re: Collectable Sports
Assets, LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 7
                                                            File No. 024-11178

       Dear Mr. Levine:

             We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Post-qualification Amendment No. 7 on Form 1-A

       Principal Interest Holders, page 244

   1. We note your statement that "[a]s of the date of this filing, the Company has not issued any securities." Please
revise to update this section with respect to each class of your voting securities,
including securities issued to the asset sellers, if applicable. Refer to
                                                        Item 12 of Form 1-A.
 Ezra Levine
FirstName
CollectableLastNameEzra
            Sports Assets, Levine
                           LLC
Comapany
January 26,NameCollectable
            2021             Sports Assets, LLC
January
Page 2 26, 2021 Page 2
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:      Gary Brown